UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2017 Production, Volume Sold per Metal Results and 2018 Operating Guidance

LIMA, Peru--(BUSINESS WIRE)--January 8, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 4Q17 production and volume sold results as well as 2018 operating guidance (100% basis).

4Q17 Production per Metal and 2018 Operating Guidance (100% basis)

	4Q17 (Actual)	12M17 (Actual)	2017 (Last Guidance)	2018 (Estimated)

Gold (Oz.)
Orcopampa	50,056	190,976	190k - 200k	190k - 210k
Tambomayo	27,605	64,175	60k - 90k	110k - 130k
La Zanja	30,648	127,118	115k - 125k	70k - 80k
Tantahuatay	45,164	151,454	145k - 155k	160k - 180k
Yanacocha	134,291	534,691	530k - 560k	470k - 545k

Silver (Oz.)
Uchucchacua [1]	4,129,464	16,583,698	17.0M - 18.0M	17.2M - 18.6M
Julcani	292,358	2,249,527	2.6M - 2.8M	2.1M - 2.4M
Mallay	192,004	1,109,382	1.0M - 1.3M	0.4M - 0.5M
Tambomayo	814,012	1,788,219	1.6M - 1.9M	3.0M - 3.5M
El Brocal	1,047,414	4,084,249	3.5M - 4.5M	4.2M - 4.8M

Zinc (MT)
El Brocal	10,785	51,511	50k - 60k	43k - 50k
Uchucchacua [1]	4,318	13,040	10k - 12k	16.6k - 18.3k
Mallay	1,281	7,102	7.0k - 9.0k	3.0k - 3.6k
Tambomayo	2,086	2,906	2k - 5k	7k - 8k

Copper (MT)
El Brocal	12,103	45,097	50K - 60K	61K - 71K

1.	Production from 4Q17 considers 150,203 Ag Oz and 263 Zn MT from Uchucchacua´s material treated in Mallay´s processing plant.

Volume Sold

4Q17 Volume sold per Metal (100% basis)

	4Q17 (Actual)	12M17 (Actual)

Gold (Oz.)
Orcopampa	55,812	195,278
Tambomayo	31,491	63,130
La Zanja	30,285	128,623
Tantahuatay	47,580	151,797

Silver (Oz.)
Uchucchacua	3,747,035	15,583,553
Julcani	330,359	2,466,846
Mallay	211,609	993,040
Tambomayo	884,088	1,621,611
El Brocal	846,928	3,253,899

Zinc (MT)
El Brocal	9,285	43,120
Uchucchacua	3,692	10,281
Mallay	1,153	5,926
Tambomayo	1,906	2,398

Copper (MT)
El Brocal	11,566	42,633

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache and is developing the San Gabriel project.

The Company owns 43.65% of Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
For Compañia de Minas Buenaventura S.A.A.
In Lima:
Leandro García, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, (646) 452 2334
barbara@inspirgroup.com
or
Company Website:
www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   January 8, 2018